SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

COMMISSION FILE NO. 000-52710

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(k) RETIREMENT SAVINGS PLAN

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-16

Signatures	17

Index to Exhibits	18

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Mellon 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not required as part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 20, 2008

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2007	2006
Assets

Investments, at fair value:
Collective trust funds	$1,018,055,867	$964,255,982
Common stock	509,407,242	503,624,765
Registered investment companies	136,566,495	127,108,943
Loans to participants	22,599,292	22,727,903

Total investments	1,686,628,896	1,617,717,593

Cash and cash equivalents	40,943	134,924
Receivable from investment sales	7,570,097	10,515,874

Total assets	1,694,239,936	1,628,368,391

Liabilities

Payable for investment purchases	347,691	569,606

Total liabilities	347,691	569,606

Net assets available for plan benefits, at fair value	1,693,892,245	1,627,798,785
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	407,453	1,195,835

Net assets available for plan benefits	$1,694,299,698	$1,628,994,620

See accompanying Notes to the Financial Statements

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
	2007	2006
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employer matching contributions	$28,876,004	$23,266,309
Participant contributions	64,282,425	59,820,325
Rollover contributions	2,479,361	3,734,506

Total contributions	95,637,790	86,821,140

Investment income:
Net appreciation in fair value of investments	115,427,451	215,878,599
Collective trust funds income	9,749,823	8,749,018
Registered investment companies dividend income	17,064,531	7,334,096
Dividends from common stock	10,233,973	10,433,633
Interest income on loans to participants	1,544,383	1,289,714

Total investment income	154,020,161	243,685,060

Total additions	249,657,951	330,506,200

DEDUCTIONS:
Deductions from net assets attributed to:
Participants withdrawals	(184,352,873)	(125,065,954)

Net increase	65,305,078	205,440,246

Transfers from predecessor plan	—	2,561,664

Net assets available for plan benefits:
Beginning of year	1,628,994,620	1,420,992,710

End of year	$1,694,299,698	$1,628,994,620

See accompanying Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into The Bank of New York Mellon Corporation (“BNY Mellon”) with BNY Mellon being the surviving entity. In this Form 11-K, references to the “Corporation” and similar terms prior to July 1, 2007, refer to Mellon Financial Corporation and references to the “Corporation” and similar terms for periods on or after July 1, 2007 refer to BNY Mellon.

(a)	General

The Plan is a defined contribution plan established to cover the salaried U.S. employees of substantially all subsidiaries of legacy Mellon Financial Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

An employee hired by the Company on or after July 1, 2007, is eligible to participate in this Plan if the employee is a salaried, U.S. employee of the Company hired into a “legacy” Mellon Financial Corporation business. If an employee was hired into a “legacy” The Bank of New York business, the employee is not eligible to participate in this “legacy” Mellon Financial Corporation plan, but may be able to participate in one of the “legacy” The Bank of New York 401(k) plans. The separate 401(k) plans of Mellon Financial Corporation and The Bank of New York will continue to be maintained until a new 401(k) plan covering all eligible employees of the combined Company is established.

The Plan is administered by the Corporate Benefits Committee. The Benefit Investment Committee is the named fiduciary, which is responsible for the investment of Plan assets. Mellon Bank, N.A. is the trustee.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following funds: Mellon Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Daily Liquidity Small Cap Stock Index Fund, Self-Directed Account and Corporation common stock. The maximum a participant can transfer into the Self-Directed Account is 50% of their account balance.

The Corporation pays the investment management fees for the funds listed above with the exception of the Self-Directed Account. Fees charged by the mutual funds in the Self-Directed Account are paid by the participant. The Corporation pays all administrative fees related to the Plan.

(b)	Contributions

Employees of legacy Mellon Financial Corporation may enroll in the Plan as of the first day of any pay period following receipt of a Personal Identification Number (PIN). PIN’s are received two to three weeks after the first day of employment and deferral contributions generally begin the first full pay period following enrollment.

Salary reduction contributions may be made at a rate of 1% to 75% of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($15,500 in 2007 and $15,000 in 2006). Employees may change the rate of contribution or discontinue contributions at any time.

NOTES TO FINANCIAL STATEMENTS (continued)

Participants who were 50 or older by December 31, 2007, and reached the contribution limit of $15,500, were eligible to contribute an additional $5,000 in catch-up contributions to the Plan in 2007. Participants who were 50 or older by December 31, 2006, and reached the contribution limit of $15,000 were eligible to contribute an additional $5,000 in catch-up contributions to the Plan in 2006.

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

Effective January 1, 2007, the Corporation increased the matching contributions to 75% of the first 6% of each participant’s salary reduction contribution. For every dollar a participant contributes to the Plan, up to the first 6% of eligible base pay each pay period, the Corporation will contribute an in-kind equivalent of 75 cents in Corporation common stock to the participant’s account. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange. Pay period ending day plus the preceding two days are used to calculate the three-day average. In 2006, the Corporation matched 65% of the first 6% of each participant’s salary reduction contribution.

Effective February 1, 2005, the Plan was amended to allow participants to transfer any Corporation common stock received as matching contributions to other Plan investments.

The Corporation is permitted to make discretionary contributions as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or in Corporation common stock. There were no discretionary contributions during the years ended December 31, 2007 and 2006.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service.

(e)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five one-year breaks in service. As of December 31, 2007 and 2006, the forfeited nonvested accounts that were unallocated to participants totaled $71,118 and $114,902, respectively. These accounts will be used to reduce future employer contributions. Also, in 2007 and 2006, employer contributions were reduced by $803,326 and $877,929, respectively from nonvested accounts forfeited.

NOTES TO FINANCIAL STATEMENTS (continued)

(f)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in the Dreyfus Profit-Sharing Plan which was merged with and into the Plan; The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan; the Employee Savings and Profit Sharing Plan of United National Bank which was merged with and into the Plan; the Buck Savings and Profit Sharing Plan which merged with and into the Plan; the Founders Asset Management LLC Profit Sharing Plan which was merged with and into the Plan; the Standish, Ayer & Wood, Inc. Plan which was merged with and into the Plan; the iQuantic, Inc. Plan which was merged with and into the Plan; the MIS Retirement Savings Plan which was merged with and into the Plan; the ITS Associates, Inc. Savings and Profit Sharing Plan which was merged with and into the Plan; the Eagle Investment Systems Corp. Profit Sharing Plan which was merged with and into the Plan; and the SourceNet Solutions, Inc. Plan which was merged with and into the Plan. The Plan also makes distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(g)	Loans to Participants

Generally, loans are made available in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, excluding the portion from employer matching contributions invested in Corporation common stock. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a loan processing fee of $25.

(h)	Payment of Benefits

The vested portion of the participant’s account is payable upon his or her retirement, death or termination of employment for any other reason. If the participant is considered disabled under the terms of the Corporation’s Long-Term Disability Plan, he or she will be considered disabled for purpose of this Plan, and eligible for a distribution. The cash portion of the participant’s account balance will be paid in a single lump sum. The portion of the participant’s account balance that is invested in the Corporation’s common stock will be distributed as shares; fractional shares will be paid in cash. The participant may elect to receive cash instead of shares.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions (for example, the market valuation of certain fund investments) that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (continued)

(c)	Investments

Investments in common stock and investment companies traded on securities exchanges are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. The estimated fair value of the investment in the Mellon Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (d) below. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(d)	New Accounting Standards

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the Mellon Stable Value Fund (the Fund), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The Stable Value Fund generally consists of three types of investment contracts that are described in detail below:

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (“GICs”) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

NOTES TO FINANCIAL STATEMENTS (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustments to contact value reported in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the year ended December 31, 2007 and 2006 was 4.45% and 4.58%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the year ended December 31, 2007 was 4.19%.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statement issued for fiscal years beginning after November 15, 2007. The adoption of FAS 157 is not expected to have a material impact on the financial condition or results of operations of the Plan.

In July 2006, the FASB released FASB Interpretations (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the Trust’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The adoption of FIN 48 will require financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is applied to all open years as of the effective date. The Corporation adopted FIN 48 as of January 1, 2007 and the adoption did not have a material impact on the Plan.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. Effective December 1, 2005,

NOTES TO FINANCIAL STATEMENTS (continued)

the Benefits Investment Committee streamlined the investment options in the Plan by offering only the collective trust funds listed below as core options. Core options are those funds in which employees can invest directly through payroll contributions. The funds listed below are the investment options for salary reduction contributions as of December 31, 2007. Pending investment or distribution, any of these funds may be invested in short-term debt obligations of any nature or held in cash.

Collective Trust Funds:

(a)	Mellon Stable Value Fund

The Mellon Stable Value Fund’s investment objective is high current income and stability of principal. The fund pursues this investment objective by investing primarily in a diversified portfolio of guaranteed insurance contracts (GICs) issued by insurance companies, bank investment contracts (BICs), corporate investment contracts, synthetic GICs and BICs, separate account GICs, floating rate GICs, repurchase agreements, and cash and cash equivalents. The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, the Trustee seeks to minimize credit risk through diversification among an approved group of issuers.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and to achieve price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Lehman Brothers Long-Term Treasury Index, and 5% Salomon 30-Day Certificates of Deposit.

NOTES TO FINANCIAL STATEMENTS (continued)

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

(g)	Daily Liquidity Small Cap Stock Index Fund

The Daily Liquidity Small Cap Stock Index Fund seeks to track the performance of the Russell 2000® Index. The Russell 2000® Index is widely used as the benchmark for small-capitalization stock investing. The approximately 2000 stocks in the index are broadly diversified across industries. For liquidity reasons, securities with extremely small market capitalizations may not be replicated.

Registered Investment Companies:

(a)	Self-Directed Account

The investment options include a Self-Directed Account (SDA) in which participants may direct the purchase of shares of registered investment companies. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

Common Stock:

Corporation Common Stock

Through the investment, the participant has an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the company’s performance and its long-term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, Founders Asset Management LLC, Mellon Capital Management Corporation and Standish Mellon Asset Management Company LLC.

NOTES TO FINANCIAL STATEMENTS (continued)

The Plan held 10,449,539 and 11,948,393 shares of The Bank of New York Mellon Corporation common stock as of December 31, 2007 and 2006, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments as of December 31,
	2007		2006
Investments at fair value as determined by quoted market price
* The Bank of New York Mellon Corporation Common Stock**	$509,407,242		$503,624,765
* Self-Directed Account	136,566,495	(a)	127,108,943	(a)

	645,973,737		630,733,708
Investments at estimated fair value
Collective trust funds:
Mellon Stable Value Fund	83,542,680		87,749,600	*
* Daily Liquidity Money Market Fund	118,904,766		104,603,461
* Daily Liquidity Stock Index Fund	408,042,126		406,599,954
Daily Liquidity Aggregate Bond Index Fund	55,787,359		47,452,135
* Daily Liquidity Asset Allocation Fund	136,944,320		128,493,496
* Daily Liquidity International Stock Index Fund	142,502,337		116,663,620
Daily Liquidity Small Cap Stock Index Fund	72,332,279		72,693,716
Loans to participants	22,599,292		22,727,903

	1,040,655,159		986,983,885

Total investments	$1,686,628,896		$1,617,717,593

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.
(a)	None of the funds in the Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

During 2007 and 2006, the Plan’s investments (including net realized gains of $42,546,863 in 2007 and $27,776,689 in 2006 on investments bought and sold) appreciated/(depreciated) in value respectively, as follows:

	Year ended December 31,
	2007	2006
Registered investment companies	$(5,041,244)	$8,154,977
Collective trust funds	47,826,259	112,616,074
Common stock	72,642,436	95,107,548

	$115,427,451	$215,878,599

NOTES TO FINANCIAL STATEMENTS (continued)

(8)	Summary of Investment Activity in Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Corporation common stock is as follows:

	December 31
	2007	2006
Net assets:
Common stock	$509,407,242	$503,624,765

	Year ended December 31
	2007	2006
Changes in net assets:
Contributions*	$33,109,769	$27,611,180
Dividends	10,233,973	10,433,633
Net appreciation (including realized gains of $25,778,089 in 2007 and $18,694,411 in 2006)	72,642,436	95,107,548
Participant withdrawals	(78,517,223)	(27,078,004)
Net transfers to participant-directed investments	(31,686,478)	(23,836,380)

Net increase in net assets relating to investment in Corporation common stock	$5,782,477	$82,237,977

*	As of April 1999, participants were able to invest their contributions in Corporation common stock. Participant contributions and rollovers invested in Corporation common stock in 2007 and 2006 totaled $4,233,765 and $4,344,871, respectively.

(9)	Plan Amendments

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Mellon 401(k) Plan within any 15-day calendar period. The Daily Liquidity International Stock Index Fund is the only core fund currently subject to this restriction.

Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, the Corporation is no longer permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to the Plan. Company matching contributions also stop when employee contributions stop. However, displaced employees will continue to earn vesting service in the Plan while receiving salary continuance.

NOTES TO FINANCIAL STATEMENTS (continued)

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$1,694,299,698	$1,628,994,620
Participant withdrawals	(7,364,874)	(10,373,879)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(407,453)	(1,195,835)

Net assets available for benefits per the Form 5500	$1,686,527,371	$1,617,424,906

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2007
Participants withdrawals	$184,352,873
Amounts payable at December 31, 2007	7,364,874
Amounts payable at December 31, 2006	(10,373,879)

Benefits paid to participants per the Form 5500	$181,343,868

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2007
Net appreciation in fair value of investments	$115,427,451
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2007	(407,453)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2006	1,195,835

Net appreciation in fair value of investments per the Form 5500	$116,215,833

NOTES TO FINANCIAL STATEMENTS (continued)

(11)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(12)	Merger of Mellon Financial Corporation with The Bank of New York Company, Inc.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged into The Bank of New York Mellon Corporation (“BNY Mellon”), with BNY Mellon being the surviving entity. As a result, on July 1, 2007, all shares of legacy Mellon Financial Corporation common stock in the 401(k) Plan were converted to The Bank of New York Mellon Corporation common stock. For every share of legacy Mellon Financial Corporation common stock that a participant held in the Plan, the participant automatically received one share of The Bank of New York Mellon Corporation common stock.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Ein: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A.	Mellon Stable Value Fund	N/A	$83,542,680
*	Mellon Bank, N.A.	Daily Liquidity Money Market Fund	N/A	118,904,766
*	Mellon Bank, N.A.	Daily Liquidity Stock Index Fund	N/A	408,042,126
*	Mellon Bank, N.A.	Daily Liquidity Aggregate Bond Index Fund	N/A	55,787,359
*	Mellon Bank, N.A.	Daily Liquidity Asset Allocation Fund	N/A	136,944,320
*	Mellon Bank, N.A.	Daily Liquidity International Stock Index Fund	N/A	142,502,337
*	Mellon Bank, N.A.	Daily Liquidity Small Cap Stock Index Fund	N/A	72,332,279

		Total collective trust funds		1,018,055,867
		Registered Investment Companies
*	Mellon Bank, N.A.**	Self-Directed Account	N/A	136,566,495

		Total registered investment companies		136,566,495
		Common Stock
*	The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation common stock	$262,224,878	$509,407,242

		Total common stock		509,407,242
		Loans
*	Participant loans	Participant loans with 4,374 participants reflecting rates of interest from 5.00% to 12.00% and various maturity dates	$0	$22,599,292

		Total loans		22,599,292
		Total investments		$1,686,628,896

*	Party-in-interest
**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core option investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Pershing LLC, an affiliate of the Corporation, acts as the trustee to the Self-Directed Account.
N/A-	This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters
Chairman, Corporate Benefits Committee

By:	/s/ Michael A. Bryson
Michael A. Bryson
Chairman, Benefits Investment Committee

Date: June 20, 2008

Index to Exhibits

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.